ROC Energy Acquisition Corp.

16400 Dallas Parkway

Dallas, Texas 75248

November 29, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Stacie Gorman

Re:         ROC Energy Acquisition Corp.

Registration Statement on Form S-1

Filed November 18, 2021

File No. 333-260891

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ROC Energy Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on December 1, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Daniel Jeffrey Kimes
Daniel Jeffrey Kimes
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Graubard Miller